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                           August 7, 2020

       Kenneth Galbraith
       Chief Executive Officer
       Liminal BioSciences Inc.
       440 Armand-Frappier Boulevard, Suite 300
       Laval, Qu  bec
       Canada
       H7V 4B4

                                                        Re: Liminal BioSciences
Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Response Letter
dated July 24, 2020
                                                            CIK No. 0001351172

       Dear Mr. Galbraith:

              We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS Form F-1 Submitted July 24, 2020

       Summary, page 1

   1. We refer to prior comment 1 and note that we may have further comment once you present the revised
Summary disclosure on page 1 concerning the reasons for the BLA resubmission.
 Kenneth Galbraith
FirstName  LastNameKenneth Galbraith
Liminal BioSciences Inc.
Comapany
August     NameLiminal BioSciences Inc.
       7, 2020
August
Page 2 7, 2020 Page 2
FirstName LastName
Financial Statements
Audit Reports, page F-1

2.       Given that an individual accountant   s CPA permit number is disclosed
in the independent
         registered accountants    reports, please tell us how you considered
whether the individual
         accountant is required to file a consent.
       You may contact Tracie Mariner at (202) 551-3744 or Jeanne Baker at
(202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at (202) 551-7153 or Joseph McCann at (202) 551-6262 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Jaime Chase